August 2, 2018

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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	James Allegretto Scott Anderegg Mara Ransom Lisa Sellars

Re:	Farfetch Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Confidentially submitted on July 11, 2018 CIK No. 0001740915

Ladies and Gentlemen:

On behalf of Farfetch Limited (the “Company”), we are hereby confidentially submitting a Draft Registration Statement on Form F-1 (“Submission No. 3”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on May 30, 2018 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission on July 11, 2018 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on July 27, 2018 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 3, which have been marked to show changes from Submission No. 2, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3, and all references to page numbers in such responses are to page numbers in Submission No. 3.

August 2, 2018

Growth and Quality of our Luxury Supply, page 70

1.

We note your response to comment 8 and your explanation concerning the difference between retailers and brands. In the appropriate place in your disclosure, please provide a brief discussion of the difference between retailers and brands, as you provided in your response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages ii and iii.

Cost of Consumer Acquisition and Engagement, page 72

2.

We note your response to comment 10 and your revised disclosure. Please augment your disclosure to provide additional narrative guidance on how readers should interpret LTV/CAC ratios metrics by providing the amounts that are used to calculate the disclosed ratios. Also, as previously requested, please explain how readers should interpret these metrics by disclosing the conclusions you are drawing from these results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 73 to provide additional narrative guidance. The Company considers the amounts underlying the LTV/CAC ratio calculations to be commercially sensitive, as the components of CAC are negotiated on an individual basis. The Company does not intend to include LTV/CAC ratio disclosure on an ongoing basis but believes the ratio is helpful to initial investors’ understanding of the business.

3.

We note your response to comment 13 and your explanation of terms of the commissions you generate on sales; especially, the term “blended commissions.” In the appropriate place in your disclosure, please provide a brief discussion of the terms of your commissions as you did in your written response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78.

Demand Generation Expense, page 80

4.

We note your response to comment 15 and your explanation in your response on how you achieved additional efficiencies. In an appropriate place in your disclosure, please elaborate on how you achieved additional efficiencies as you did in your response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 72.

Applications, page 94

5.

We note your response to comment 17 and your explanation of the status of Farfetch Black & White Solutions and how it has been monetized. In an appropriate place in your disclosures, please provide additional details on the status of these services and how it has been monetized as you did in your response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 108.

August 2, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Products, page 101

6.

We note your explanation of how your app’s contribution to your GMV has increased from 13% to 27% in response to comment 18. Please further explain in your discussion if and how increased use of the app by consumers causes increased total GMV. Please ensure your revised discussion addresses the causal relationship between app users and GMV.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the increase in its app’s share of GMV demonstrates the changing dynamics of consumers’ shopping behavior, which is now multi-device. The Company has also improved the functionality of the app. The Company believes these factors have led to the increase in the app’s share of GMV, rather than app users being a direct driver of increased total GMV. The Company does not directly monitor the impact of app use as correlated with GMV growth, because the app’s increasing popularity is part of a wider mix of evolving consumer shopping behavior.

Consolidated Financial Statements

7.

We note your response to comment 21. If you continue to believe that the audited balance sheet and related footnotes of the registrant are not required under Rule 3-01(a) of Regulation S-X, please disclose within the footnotes to the predecessor’s financial statements the reason that the registrant’s financial statements have been excluded. In doing so, please clearly disclose, if true, that Farfetch Limited has no operations, nominal assets and liabilities, and no contingencies prior to the Reorganization Transactions. Contingent liabilities and commitments should be described in sufficient detail.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-48.

Notes to the consolidated financial statements

Note 2.3. Summary of significant accounting policies

e) Revenue recognition, page F-12

8.	We note your response to comment 22 along with your disclosures here and in Note 4. We have the following comments:

•

We note your disclosure on page F-21 that you have two performance obligations for platform services. You disclose that the first performance obligation is facilitating the transaction between sellers and consumers. Please describe us, and revise to clarify, the nature of the second performance obligation.

•

We note your statement on page F-12 that non-delivery services are not considered to be distinct. Please tell us, and revise to clarify, if the non-delivery services are not distinct from each other or if the non-delivery services are not distinct from the commission amount.

August 2, 2018

•

We note that you accept returns of goods. Please further explain to us your role in accepting returns and how you have considered such terms in your conclusion that you act as a commercial intermediary between sellers and end consumers. Reference B37(b) if IFRS 15.

Response: The Company respectfully acknowledges the Staff’s comment.

•	With respect to the second performance obligation, the Company has revised the disclosure on page F-21.

•	With respect to why the Company does not consider non-delivery services to be distinct, the Company has revised the disclosure on page F-12.

•

With respect the Staff’s question on the Company’s role in accepting returns, considering that it acts as an agent as defined by IFRS 15 B36 , the Company informs the Staff that it is under no obligation from either the seller or the consumer to accept returns. To clarify, inventory on the Company’s statement of financial position materially relates to first party sales (retailing of goods) where the Company purchases inventory directly for the platform and Browns retail stores, where it acts as a principal. With respect to the third-party sales, the Company has no inventory risk, which is with the seller, both before and after the transfer of control to the consumer where the Company is a commercial intermediary. Where the consumer returns an item, it is sent back directly to the seller using the Company’s standardized returns service. From time to time and only in certain cases, the seller may reject the return of a product and the Company may, at its sole discretion, choose to purchase the product for inventory but is under no obligation to do so and the amounts concerned are not material to the inventory balance at the balance sheet dates.

*     *    *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)
James Maynard, Farfetch Limited
Ian D. Schuman, Esq., Latham & Watkins LLP
Joshua Kiernan, Esq., Latham & Watkins LLP
Jeffrey Vetter, Esq., Fenwick & West LLP
James D. Evans, Esq., Fenwick & West LLP
Katherine K. Duncan, Esq., Fenwick & West LLP